Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2018	2017
Earnings
Income from continuing operations before income tax benefit (expense)	$3,329	$3,874
Add
Equity losses of affiliates	59	57
Cash distributions received from affiliates	110	182
Fixed charges, excluding capitalized interest	1,016	969
Amortization of capitalized interest	17	19

Total earnings available for fixed charges	$4,531	$5,101

Fixed charges
Interest on debt and finance lease charges	$936	$909
Capitalized interest	28	14
Interest element on rental expense	80	60

Total fixed charges	$1,044	$983

Ratio of earnings to fixed charges	4.3	5.2